77M - Mergers

Effective October 8, 2010, the Fund acquired all of the assets of Credit Suisse Large Cap Value Fund, a series of Credit Suisse Capital Funds, Credit Suisse Large Cap
Growth Fund and Credit Suisse Mid-Cap Core Fund
(together the "Funds") in exchange for shares of the Fund and the assumption by the Fund of the Funds' liabilities. Shares of the Fund were distributed to shareholders of the Funds and the Funds were subsequently dissolved. The Agreements and Plan of Reorganization relating to the transaction were approved at a meeting of the Boards of the Funds on May 3, 2010.